Exhibit 7

Statement of Ratio of Earning to Fixed Charges
	Year Ended December 31,
			(Dollars in thousands)

	2014		2013	2012		2011		2010
Consolidated income (loss) before income tax and non controling interest	(47,211)		14,518	(65,733)		(19,972)		1,958
Income (loss) from discontinued operations	-		-	-		-		(515)
Investment in affiliates	1,056		520	1,175		1,073		341
Interest expense continuing operations	32,825		30,840	33,576		33,103		24,585
Amortization of capitalized interest
Amortization of debt issue costs	2,272		2,711	2,217		2,323		1,340
Interest expense discontinued operations	-		-	-		-		5
Earnings	(11,058)		48,589	(28,765)		16,527		27,714

Interest expenses continuing operations	32,825		30,840	33,576		33,103		24,585
Interest expenses discontinued operations	-		-	-		-		5
Amortization of debt issue	2,272		2,711	2,217		2,323		1,340
Capitalized interest	-		-	-		-		1,010
Fixed charges	35,097		33,551	35,793		35,426		26,940
Ratio of earnings to fixed charges	-	(1)	1.4	-	(1)	-	(1)	1.0

Dollar amount of deciciency in earnings to fixed charges	46,155	(1)		64,558	(1)	18,899	(1)

(1) In this fiscal year the earnings were inadequate to cover fixed charges.